UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Great Southern Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

390 905 107

(CUSIP Number)

Joseph W. Turner
President and Chief Executive Officer
Great Southern Bancorp, Inc.
1451 E. Battlefield, Springfield, Missouri 65804
(417) 887-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box      .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 390 905 107

13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Turner Family Limited Partnership 43-1692737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,566,024
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,566,024
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,566,024

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%

14	TYPE OF REPORTING PERSON PN

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CUSIP NO. 390 905 107

13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Turner Family Foundation 43-1778211

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
33,652
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
33,652
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 33,652

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14	TYPE OF REPORTING PERSON CO

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CUSIP NO. 390 905 107

13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) William V. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
414,830
	8	SHARED VOTING POWER
110,115
	9	SOLE DISPOSITIVE POWER
414,830
	10	SHARED DISPOSITIVE POWER
110,115

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 524,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%

14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 390 905 107

13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Ann S. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
76,463
	8	SHARED VOTING POWER
448,482
	9	SOLE DISPOSITIVE POWER
76,463
	10	SHARED DISPOSITIVE POWER
448,482

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 524,945

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%

14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 390 905 107

13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Joseph W. Turner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
55,876
	8	SHARED VOTING POWER
1,664,242
	9	SOLE DISPOSITIVE POWER
55,876
	10	SHARED DISPOSITIVE POWER
1,664,242

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,720,118

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%

14	TYPE OF REPORTING PERSON IN

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CUSIP NO. 390 905 107

13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON (ENTITIES ONLY) Julie Turner Brown

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	______

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
881
	8	SHARED VOTING POWER
1,605,658
	9	SOLE DISPOSITIVE POWER
881
	10	SHARED DISPOSITIVE POWER
1,605,658

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,606,539

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%

14	TYPE OF REPORTING PERSON IN

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Item 1.	Security and Issuer The response to this item is hereby amended to read in its entirety as follows:

                   This is Amendment No. Two to the Schedule 13D filed on December 7, 1990 by William V. Turner and Ann S. Turner and amended by Amendment No. One filed on December 22, 1994 by the Turner Family Limited Partnership (the "Partnership"), William Turner and Ann Turner. This Amendment No. Two is being filed by the Partnership, the Turner Family Foundation (the "Foundation"), William Turner, Ann Turner, Joseph W. Turner and Julie Turner Brown. The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Great Southern Bancorp, Inc. ("Bancorp"), located at 1451 E. Battlefield, Springfield, Missouri 65804.

Item 2.	Identity and Background The response to this item is hereby amended to read in its entirety as follows:
(a)-(c), (f)	The Partnership is a Missouri limited partnership organized to consolidate and facilitate management of family assets. The principal address of the Partnership is 925 St. Andrews Circle, Springfield, Missouri 65809. Through their respective personal trusts, Joseph Turner and Julie Turner Brown are the general partners of the Partnership.

The Foundation is a Missouri tax-exempt private foundation. The principal office of the Foundation is 925 St. Andrews Circle, Springfield, Missouri 65809. William Turner, Ann Turner, Joseph Turner and Julie Turner Brown are the directors of the Foundation. William Turner is the President of the Foundation, Ann Turner is the Treasurer of the Foundation and Julie Turner Brown is the Secretary of the Foundation.

William Turner is Chairman of the Board of Directors of Bancorp and Great Southern Bank ("Great Southern Bank"), a wholly owned subsidiary of Bancorp. Mr. Turner's address is c/o Great Southern Bancorp, Inc., 1451 E. Battlefield, Springfield, Missouri 65804. Mr. W. Turner is the spouse of Ann Turner and the father of Joseph Turner and Julie Turner Brown. Mr. W. Turner is a citizen of the United States of America.

Ann Turner is the spouse of William Turner and the mother of Joseph Turner and Julie Turner Brown. Mrs. Turner's address is c/o Great Southern Bancorp, Inc., 1451 E. Battlefield, Springfield, Missouri 65804. Mrs. Turner is Vice President and Business Development Manager of Great Southern Travel, a subsidiary of Great Southern Bank. Mrs. Turner is a citizen of the United States of America.

Joseph Turner is a director and President and Chief Executive Officer of Bancorp and Great Southern Bank. Mr. J. Turner is the son of William and Ann Turner and the brother of Julie Turner Brown. Mr. J. Turner's address is c/o Great Southern Bancorp, Inc., 1451 E. Battlefield, Springfield, Missouri 65804. Mr. J. Turner is a citizen of the United States of America.

Julie Turner Brown is a director of Bancorp and Great Southern Bank. Ms. Brown's address is c/o Great Southern Bancorp, Inc., 1451 E. Battlefield, Springfield, Missouri 65804. Ms. Brown is the daughter of William and Ann Turner and the brother of Joseph Turner. Ms. Brown is a member of the law firm of Carnahan, Evans, Cantwell and Brown, P.C., located at 2805 S. Ingram Mill Road, Springfield, Missouri 65808-0009. Ms. Brown is a citizen of the United States of America.

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(d)-(e)	During the last five years, none of the Partnership, the Foundation, William Turner, Ann Turner, Joseph Turner and Julie Turner Brown has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it, him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration The response to this item is hereby amended to read in its entirety as follows:

                   Each of William Turner, Ann Turner, Joseph Turner and Julie Turner Brown has acquired shares of Common Stock directly from Bancorp, in Bancorp's initial public offering in 1989 and from time to time as compensation and incentive for their services to Bancorp and its subsidiaries, including options to purchase Common Stock and shares received pursuant to 401(k) matching contributions. Other shares have been acquired from time to time in open market transactions.

                   The Foundation acquired the shares of Common Stock beneficially owned by it through gifts of shares from William Turner in 1997 and 1998.

                   The Partnership initially acquired shares of Common Stock in 1994 pursuant to a transfer of shares to the Partnership from the Partnership's general and limited partners in exchange for general and limited partnership interests in the Partnership. Subsequent to that initial transfer, the Partnership has acquired additional shares from time to time in open market transactions.

                   The purpose of this Amendment No. Two is to add as reporting persons Joseph Turner and Julie Turner Brown, each of whom became the beneficial owner of more than 5% of the Common Stock effective September 30, 2004 as a result of an exchange of partnership interests in the Partnership with William and Ann Turner. Specifically, through the personal trusts of each person, William and Ann Turner transferred all of their respective general partnership units in the Partnership to Joseph Turner and Julie Turner Brown in exchange for a portion of the limited partnership units held by Joseph Turner and Julie Turner Brown. Although, as a result of the exchange, Joseph Turner and Julie Turner Brown replaced William and Ann Turner as general partners, each family member's share of the Partnership's capital account and profits did not substantially change and their economic interests in the shares of the Common Stock held by the partnership were not significantly affected by the exchange. This transaction, which was effected for estate planning purposes, did not change the number of shares beneficially owned by the Partnership.

Item 4.	Purpose of Transaction The response to this item is hereby amended to read in its entirety as follows:

                   As indicated in Item 3, the transaction which required this Amendment No. Two was effected for estate planning purposes. Except with respect to the stock options and other shares received as compensation, all of the shares purchased or otherwise acquired by the reporting persons are for investment purposes. As noted in Item 2, William Turner is the Chairman of the Board of Directors of Bancorp, Joseph Turner is a director and President and Chief Executive Officer of Bancorp and Julie Turner Brown is a director of Bancorp. In these capacities, Messrs. Turner and Ms. Brown regularly explore potential actions and transactions which may be advantageous to Bancorp, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of Bancorp.

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                   Except as noted above, Messrs. Turner and Ms. Brown have no plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of Bancorp, or the disposition of securities of Bancorp;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bancorp or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of Bancorp or any of its subsidiaries;
(d)	any change in the present Board of Directors or management of Bancorp, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	any material change in the present capitalization or dividend policy of Bancorp;
(f)	any other material change in Bancorp's business or corporate structure;
(g)	changes in Bancorp's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Bancorp by any person;
(h)	causing a class of securities of Bancorp to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Bancorp becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer The response to this item is hereby amended to read in its entirety as follows:
(a)-(b)	The Partnership has sole voting and dispositive powers over all 1,566,024 shares beneficially owned by it.

The Foundation has sole voting and dispositive powers over all 33,652 shares beneficially owned by it.

William Turner has sole voting and dispositive powers over 414,830 shares (including 30,000 shares which may be acquired upon exercise of stock options which are currently exercisable or which will become exercisable within 60 days after the date of this filing) and shared voting and dispositive powers over 110,115 shares. Of the 110,115 shares, 33,652 are held by the Foundation, of which Mr. W. Turner is a director, and 76,463 are held by Ann Turner, Mr. W. Turner's spouse. In addition to the 30,000 shares noted above, Mr. W. Turner has been granted stock options underlying an additional 39,250 shares that are scheduled to vest more than 60 days after the date of this filing on various dates through September 22, 2009.

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Ann Turner has sole voting and dispositive powers over 76,463 shares and shared voting and dispositive powers over 448,482 shares. Of the 448,482 shares, 33,652 are held by the Foundation, of which Mrs. Turner is a director, and 414,830 are held by William Turner, Mrs. Turner's spouse.

Joseph Turner has sole voting and dispositive powers over 55,876 shares (including 18,750 shares which may be acquired upon exercise of stock options which are currently exercisable or which will become exercisable within 60 days after the date of this filing) and shared voting and dispositive powers over 1,664,242 shares. Of the 1,664,242 shares, 1,566,024 are held by the Partnership, of which Mr. J. Turner, through his personal trust, is a general partner, 33,652 are held by the Foundation, of which Mr. J. Turner is a director, and 64,566 are held jointly with Mr. J. Turner's spouse, Traci Turner. Traci Turner is a member of the law firm of Lathrop & Gage, LC, located at 1845 S. National, Springfield, Missouri 65804. During the last five years, Traci Turner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. In addition to the 18,750 shares noted above, Mr. J. Turner has been granted stock options underlying an additional 39,250 shares that are scheduled to vest more than 60 days after the date of this filing on various dates through September 22, 2009.

Julie Turner Brown has sole voting and dispositive powers over 881 shares and shared voting and dispositive powers over 1,605,658 shares. Of the 1,605,658 shares, 1,566,024 are held by the Partnership, of which Ms. Brown, through her personal trust, is a general partner, 33,652 are held by the Foundation, of which Ms. Brown is a director, and 5,982 are held jointly with Ms. Brown's spouse, Jason Brown. Jason Brown is an associate circuit judge. His office is located at 1010 Boonville, Springfield, Missouri 65802. During the last five years, Jason Brown has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws. Ms. Brown has been granted a stock option underlying 10,000 shares that is scheduled to vest in 25% increments on August 20, 2005, 2006, 2007 and 2008.

(c)	During the past 60 days, the reporting persons effected the following transactions in the Common Stock:
Name	Transaction Date	No. of Shares	Price Per Share	Where and How Effected
William Turner	03/09/05	290	N/A	Gift (disposition)
	03/24/05	1,000	$30.82	Open Market Purchase
Ann Turner	03/03/05	303	N/A	Gift (disposition)

(d)	Not applicable.

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(e)	On September 30, 2004, as a result of the exchange of partnership interests in the Partnership described in Item 3, each of William Turner and Ann Turner ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer The response to this item is hereby amended to read in its entirety as follows:

                    The partnership agreement for the Partnership provides for the sharing of the Partnership's profits and losses among the general and limited partners. Although, as the general partners of the Partnership (through their personal trusts), Joseph Turner and Julie Turner Brown share voting and dispositive power over all of the shares of Common Stock held by the Partnership, William and Ann Turner (through the limited partnership interests held by their personal trusts) continue to have a majority share of the Partnership's profits and losses.

                    Other than the Partnership Agreement and the Joint Filing Agreement filed as Exhibit A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Bancorp, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits The Joint Filing Agreement among the reporting persons is filed as Exhibit A.

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SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2005	TURNER FAMILY LIMITED PARTNERSHIP
	By:	William V. and Ann S. Turner Irrevocable Trust f/b/o Joseph W. Turner dated 10/24/94, as amended, General Partner
	By:	/s/ Joseph W. Turner Joseph W. Turner Trustee
	By:	William V. and Ann S. Turner Irrevocable Trust f/b/o Julie Turner Brown dated 10/24/94, as amended, General Partner
	By:	/s/ Julie Turner Brown Julie Turner Brown Trustee
TURNER FAMILY FOUNDATION
	By:	/s/ William V. Turner William V. Turner President
TURNER FAMILY MEMBERS, INDIVIDUALLY
	By:	/s/ William V. Turner William V. Turner
	By:	/s/ Ann S. Turner Ann S. Turner
	By:	/s/ Joseph W. Turner Joseph W. Turner
	By:	/s/ Julie Turner Brown Julie Turner Brown

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EXHIBIT A

JOINT FILING AGREEMENT

                    In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of Amendment No. Two to Schedule 13D with respect to the Common Stock, par value $0.01 per share, of Great Southern Bancorp, Inc., held by the undersigned and such further amendments as may be required and authorize Joseph W. Turner to execute such further amendments on their behalf. The undersigned also consent to this Joint Filing Agreement being included as an exhibit to this Amendment No. Two.

Date: April 22, 2005	TURNER FAMILY LIMITED PARTNERSHIP
	By:	William V. and Ann S. Turner Irrevocable Trust f/b/o Joseph W. Turner dated 10/24/94, as amended, General Partner
	By:	/s/ Joseph W. Turner Joseph W. Turner Trustee
	By:	William V. and Ann S. Turner Irrevocable Trust f/b/o Julie Turner Brown dated 10/24/94, as amended, General Partner
	By:	/s/ Julie Turner Brown Julie Turner Brown Trustee
TURNER FAMILY FOUNDATION
	By:	/s/ William V. Turner William V. Turner President
TURNER FAMILY MEMBERS, INDIVIDUALLY
	By:	/s/ William V. Turner William V. Turner
	By:	/s/ Ann S. Turner Ann S. Turner
	By:	/s/ Joseph W. Turner Joseph W. Turner
	By:	/s/ Julie Turner Brown Julie Turner Brown

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